CHINA INSONLINE CORP.
Room 42, 4F, New Henry House
10 Ice House Street
Central, Hong Kong

February 17, 2009

Mr. Gary Todd
100 F Street, N.E.
Mail Stop 6010
Washington, DC  20549-7010

Re:	China INSOnline Corp.
Form 10-K for the fiscal year ended June 30, 2008
Filed September 29, 2008
Form 10-QSB for the fiscal quarter ended March 31, 2008 and
December 31, 2007
Filed May 15, 2008 and February 14, 2008
Form 8-K dated December 18, 2007
File No. 000-20532

Dear Mr. Todd:

At the request of the U.S. Securities and Exchange Commission (the “Commission”), we are providing this letter in response to certain comments made in the Commission’s letter dated November 7, 2008 regarding the Company’s Annual Report on Form 10-K as filed with the Commission on September 29, 2008, the Company’s Quarterly Reports on Form 10-QSB as filed with the Commission on May 15, 2007 and February 14, 2008 and the Company’s Current Report on Form 8-K as filed with the Commission on December 18, 2007.  We are providing the following letter containing our responses.

Form 10-K as of June 30, 2008

Management’s Discussion of Financial Condition and Results of Operations, page 32

Results of Operations, page 40

COMMENT 1:
You indicate that the $8.7 million increase in advertising revenues was “owing to significant increase the numbers of recruitment of new insurance agent to 86 teams and over 7,670 members for the year ended June 30, 2008.”  In future filings please add context to explain what this disclosure means and its significance to the change in revenues.  In that regard, define what you mean by a “team” and a “member” and clarify the increases in “teams” and “members” during the year and the related contribution to revenue.  In general, your MD&A should provide a substantive explanation of the reasons for significant increases or decreases in revenues (and other components of income and expense).  Refer to Item 303 of Regulation S-K and Securities Act Release 33-8350.

Mr. Todd
February 17, 2009

RESPONSE:	The Company hereby acknowledges the Commission’s comment and will make the disclosures requested by the Commission above in future filings.

COMMENT 2:
For software development revenue you attribute the amount reported in 2008 to the completion of 4 projects in 2008.  In future filings provide comparative data on contracts for the prior period.  Also add disclosure that connects the changes in revenues to changes in the number, nature, size and complexity of the underlying contracts.

RESPONSE:	The Company hereby acknowledges the Commission’s comment and will make the disclosures requested by the Commission above in future filings.

COMMENT 3:
You indicate that cost of sales includes business taxes of $645,099 and in Note 8 you indicate that $1.2 million of cost of goods sold is comprised of sales tax.  In response to this comment, please reconcile these two disclosures.  In future filings please also provide the accounting policy disclosure for these taxes pursuant to EITF 06-03

RESPONSE:	In response to the Commission’s comment, please find reconciliation of the two disclosures below:

Year Ended June 30, 2008
Business Tax
- for ZBDT administration segment	$645,099
- for ZYTX’s advertising segment	518,782
- for ZYTX’s insurance agency segment	17,090
$1,180,971

In addition, the Company hereby acknowledges the Commission’s comment and will make the disclosures requested by the Commission above in future filings.

COMMENT 4:	It appears that the majority of your cost of sales are business or sales taxes. In future filings, please quantify and describe the other significant components of costs of sales.

Mr. Todd
February 17, 2009

RESPONSE:	The Company hereby acknowledges the Commission’s comment and will make the disclosures requested by the Commission above in future filings.

COMMENT 5:
As a related matter, the Company reports unusually low costs of sales in relation to revenues, reporting gross margins of 98% for software development revenues and 94% for advertising revenues for 2008.  Please tell us how you are determining the costs to be included in costs of sales, explain why you believe your determining the costs to be included in costs of sales, explain why you believe your determinations are appropriate and provide us a quantified schedule of the significant components of costs of sales for 2008.  Also tell us how many individuals are assigned to these functions and how you allocating the costs of their employment to the costs of sales item.  Tell us whether you are receiving donated or discounted goods or services from your shareholders or their affiliates.  If so, please tell us how you are accounting for these goods and services.

RESPONSE:
Regarding the lower cost of sales (“COS”) of software development revenues and advertising revenues, the major components of COS included business tax and levies, salaries, and depreciation charges for such revenues, which all of these costs had direct relationships with the corresponding revenues.

Business tax and levies are revenue basis taxes, which is assessed on a fixed ratio of certain types of service income.  For the Company, advertising revenue is subject to business tax and levies, but software development revenue is not.

Salaries and depreciation charges for staff and assets directly assigned for such segment are included in cost of sales as they are directly producing such revenue.

For the year ended June 30, 2008, the average number of staff for the software development revenues and advertising revenues were 6 and 4, respectively.

The Company did not receive and donated any discounted goods or services from its shareholders or their affiliates.

Mr. Todd
February 17, 2009

COMMENT 6:
We see the significant increases in General and Administrative and Selling Expenses during the year.  In future filings please disaggregate the disclosure to quantify and describe reasons for changes in the components of these operation expenses.

RESPONSE:	The Company hereby acknowledges the Commission’s comment and will make the disclosures requested by the Commission above in future filings.

Controls and Procedures, page 49

COMMENT 7:
You conclude that disclosure controls and procedures are effective as of the filing date of the Annual Report.  In future filings please provide management’s conclusion on the effectiveness of disclosure controls and procedures as of the end of the period covered by the periodic report.  That is, as of your year-end of June 30 or as of the end of an applicable quarter.  Refer to Item 307 of Regulation S-K.

RESPONSE:	The Company hereby acknowledges the Commission’s comment and will make the disclosures requested by the Commission above in future filings.

Report of Independent Registered Public Accounting Firm, page F-3

COMMENT 8:
We refer to your response to comment 3 from our letter dated July 11, 2008.  We see that the Form 10-K includes the audit report of K.P. Cheng on the consolidated financial statements of China INSOnline as of and for the year ended June 30, 2007.  While we see your response that you continue to use the Chinese firm as a correspondent firm to assist Weinberg in China, it is apparent that the Registrant’s audit relationship with Cheng was terminated when Weinberg was engaged to report on the consolidated accounts as of and for the year ended 2008.  Please provide an appropriate 4-01 Form 8-K.  In the transaction you describe in the Form 8-K filed to report the reverse merger, the accounting acquirer, Rise and Glow, assumes the Registrant’s reporting obligations.  If the accounting acquirer’s auditors do not continue as the Registrant’s auditor, an item 4-01 Form 8-K is required to report the Registrant’s auditor change.

RESPONSE:	The Company filed a Current Report on Form 8-K disclosing that its audit relationship with K.P. Cheng has terminated on February 13, 2009.

Mr. Todd
February 17, 2009

Consolidated Balance Sheets, page F-4

COMMENT 9:	Please tell us about the composition of “prepayments and deposits” totaling approximately $1.3 million as of June 30, 2008.

RESPONSE:	In response to the Commission’s comment above, the composition of “prepayments and deposits” is as follows:

	June 30, 2008

Prepayment	$1,190,424	93%
Prepaid Rent	64,929	5%
Deposits Paid	29,610	2%
	$1,284,963	100%

For the year ended June 30, 2008, the Prepayment represents the prepayment of advertising and promotion expenses.

Prepaid rent represents the prepayment of rental for certain office occupied by the Company.

Deposits paid represents the rental deposits paid to landlord for offices hired.

Note 1. Organization and Principal of Activities, page F-8

COMMENT 10:
In future filings please expand the disclosure to also address the powers of attorney granted by the shareholders of ZYTX to ZBDT, as described in the underlying agreements with those shareholders.  In that regard, please disclose the rights conveyed and explain the extent to which the powers of attorney give ZBDT control over the equity interests in ZYTX.

RESPONSE:	The Company hereby acknowledges the Commission’s comment and will make the disclosures requested by the Commission above in future filings.

Note 3. Summary of Significant Accounting Policies, page F-10

COMMENT 11:
We note that the Company has significant accounts receivable, however, it is not clear whether there is any allowance for uncollectible accounts.  Please tell us how you have determined that disclosures about an allowance are not necessary.

Mr. Todd
February 17, 2009

RESPONSE:
For the year ended June 30, 2008, there was no allowance for uncollectible accounts according to the recovery period and payment history of the customers.  Management of the Company reviews the allowance on a quarterly basis.

For the period ended September 30, 2008, the Company recorded an allowance for accounts receivable amounting to $288,845.

(i)  Revenue Recognition, page F-12

COMMENT 12:
We refer to your response to comment 9 from our letter dated July 11, 2008.  In future filings please more specifically disclose how you apply the guidance from EITF 00-21 in accounting for advertising revenues.  In that regard, disclose how you apply the guidance from paragraph 9 of the Abstract.  Also refer to paragraph 18 for additional disclosure guidance.

RESPONSE:	In our future filings, the Company will follow the guidance from EITF 00-21 in accounting for advertising revenues and provide more specific disclosures in our financial statements.

COMMENT 13:
We see that you recognize software development revenues on a percentage of completion basis.  Please tell us how and where contract related accounts are reflected in your balance sheet.  In that regard, we do not see accounts typically associated with percentage of completion accounting in your balance sheet.  Please also make clarifying disclosure in future filings.

RESPONSE:
The Company recognizes software development revenues and corresponding cost of sales on a percentage of completion basis.  With respect to project accounting, there are no software projects that have costs exceeded or in excess of billing or billing exceeded or in excess of costs.  All billings have been fully reflected in Accounts Receivable, Cash and Revenues, and the corresponding cost of sales have been fully recognized in Accounts Payable, Accruals, Cash and Cost of Sales.

In the future, if there are typical project accounting issues, the Company will disclose the relevant information accordingly.

Mr. Todd
February 17, 2009

(1) Advertising Costs, page F-13

COMMENT 14:	In future filings please expand to clarify when advertising costs are expensed as incurred versus when those costs are expensed on the first date that the advertising takes place.

RESPONSE:	The Company hereby acknowledges the Commission’s comment and will make the disclosures requested by the Commission above in future filings.

Note 8.  Income Taxes, page F-16

COMMENT 15:	You disclose that CIT for ZBDT was $2.6 million for 2008. Please tell us how that amount is reflected in tabular disclosures about income taxes at the bottom of page F-16.

RESPONSE:
The tabular disclosures about income taxes at the bottom of page F-16 are on a consolidated basis, which include ZBDT’s CIT of $2.6 million and ZYTX’s over provision of CIT of $0.336 million. Detailed reconciliations are included in Apprendix 1 attached hereto.

COMMENT 16:
You disclose that “Since ZYTX is exempted from CIT, the Company revised the previous estimated CIT amounting to $335,941 for the year ended June 30, 2008.”  Please tell us what you mean by this sentence.  In that regard, please clarify when provision was recorded and when it was reversed.

RESPONSE:
Prior to the period ended March 31, 2008, ZYTX did not have the approval for the exemption for CIT and the Company estimated the provision for CIT of ZYTX at 15%.  After ZYTX obtained the approval of the exemption for CIT on April 2, 2008, the Company revised the provision accordingly.

COMMENT 17:	Please show us how you determined the “expected” income tax expense for 2008 as disclosed in tabular disclosures about income taxes at the bottom of page F-16.

RESPONSE:	The Summary of Income Taxes Expense/ (Benefit) is shown on Appendix 2 attached hereto.

COMMENT 18:	Unless insignificant, in future filings please disclose the amounts of US operating loss and credit carry forwards and related expiration dates. Refer the disclosure guidance from SFAS 109.

Mr. Todd
February 17, 2009

RESPONSE:	The amount of US operating loss and credit carry forwards were insignificant and the Company will make appropriate disclosures according the guidance from SFAS 109.

Note 12.  Segment Information, page F-20

COMMENT 19:
We see that there is no revenue associated with Administration.  Accordingly, please tell us and disclose in future filings why cost of sales have been allocated to Administration despite the lack of revenue associated with that function.

RESPONSE:
Revenue associated with Administration refers to inter-company sales, which are eliminated in consolidation.  Therefore, there are no revenues associated with the Administration segment.  Cost of sales represents Business Tax and levies of such inter-company sales which cannot be eliminated.

COMMENT 20:
We refer to your response to comment 3 from our letter dated September 4, 2008.  In that response you state that “…Rise and Grow and ZYTX have been under common control since July 17, 2007 and therefore, it should incorporate Rise and Grow into the consolidated financial statements from that date.”  However, the response does not address how common control accounting would impact the presentation included in your filings.  With respect to that response:

•	Please tell us which entity you are referring to by the reference to “it”.

•
As it appears that Rise and Grow, ZBDT and ZYTX were under common control as of September 28, 2007, please tell us how you have considered the specific procedural and presentation guidance from paragraphs D11 through D18 of SFAS 141 in concluding what entities and periods should have been presented in the 8-K and subsequent Forms 10-Q.  Your response should clearly address how you considered and applied the literature in reaching your conclusions.  Also refer to EITF 02-05 for guidance.

•
If you do not believe that the transactions of September 28, 2008 constitute a reorganization of companies under common control as provided in SFAS 141, please (1) explain in detail and (2) cite the literature on which you relied in concluding what entities and periods should have been presented in the 8-K and subsequent Forms 10-Q.  Please be specific in supporting your conclusions.

Mr. Todd
February 17, 2009

•
As a related matter, if you do not believe that the transactions of September 28, 2008 constitute a reorganization of companies under common control as provided in SFAS 141 please tell us how you presentation considers the initial measurement guidance from FIN 46(R).  That is, explain whether fair value accounting was applied, and if not, explain why with reference to FIN 46(R).

RESPONSE:
In our prior reply, “it” refers to the Company, CHIO.  We believe and consider the transactions of September 28, 2007 to constitute reorganization of companies under common control and we have amended our Form 10-Qs to include appropriate comparative amounts.

Forms 10-QSB as of December 31, 2007 and March 31, 2008

COMMENT 21:
As agreed to in your response to comment 6 from our letter dated September 4, 2008, please amend the filings to provide comparative consolidated financial information for company and its consolidated entities, including ZYTX, for the prior quarters and year-to-date periods of fiscal 2007.  Also provide appropriate MD&A.

RESPONSE:	The Company filed amendments to its Quarterly Reports on Form 10-QSB for the periods ended December 31, 2007 and March 31, 2008 complying with the Commission’s comments on December 5, 2008.

We trust that this response satisfactorily responds to your request.  Should you require further information, please contact Clayton E. Parker at (305) 539-3306 or Matthew Ogurick at (305) 539-3352.

Thank you very much for your consideration of this response.

Sincerely,

/s/  Mingfei Yang
Mingfei Yang

Mr. Todd
February 17, 2009

Appendix 1

Reconciliation of Pre-tax Income to Income Tax Expense

	CHIO	R&G	ZBDT	ZYTX	Consolidation adjustment	Consolidated
	USD	USD	USD	USD	USD	USD
Reconciliation of Pre-tax Income to Income Tax Expense
Income (loss) from operations before taxes	(40,000)	(1,811)	10,948,530	11,318,085	(11,721,598)	10,503,204
Statutory income tax rate during the period	-	-	25%	0%	0%	-

Income tax at statutory rate	-	-	2,737,133	-	-	2,737,133

Unused tax losses						-

Over provision of income tax in previous period	-	-	-	(335,941)	-	(335,941)

Other			(166,776)	(67,570)		(234,346)

Total income tax expense (benefit)	-	-	2,570,357	(403,511)	-	2,166,846

Mr. Todd
February 17, 2009

Appendix 2

Summary of Income Taxes Expense/ (Benefit)

	CHIO	R&G	ZBDT	ZYTX	Consolidation adjustment	Consolidated
	USD	USD	USD	USD	USD	USD
Tax expense/ (benefit) comprises
Income (loss) from operations before taxes	(40,000)	(1,811)	10,948,530	11,318,085	(11,721,598)	10,503,204
Statutory income tax rate during the period	-	-	25%	0%	0%	-

Income tax at statutory rate	-	-	2,737,133	-	-	2,737,133

Over provision of income tax in previous period	-	-	-	(335,941)	-	(335,941)

Increase in deferred tax assets			(166,776)	(67,570)		(234,346)

Total income tax expense (benefit)	-	-	2,570,357	(403,511)	-	2,166,846